Exhibit 99.6

Algonquin Power & Utilities Corp. announces approval of New Hampshire Electricity and Natural Gas Distribution Acquisition

OAKVILLE, ON, May 30, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that New Hampshire Public Utilities Commission has approved the acquisition of New Hampshire based electricity and natural gas distribution businesses by Liberty Utilities, APUC’s regulated distribution utility. The acquisition was originally announced in December 2010 and today the final state regulatory approvals were granted to complete the transaction.

The regulated electric distribution company provides electric service to over 43,000 customers in 21 communities in New Hampshire and the regulated natural gas distribution utility provides natural gas service to over 87,000 customers in five counties and 30 communities in New Hampshire.

The closing of the acquisition is expected to occur on or about July 3, 2012. Total consideration for the transaction is US$285 million, which represents a multiple of aggregate expected regulatory assets of 1.136x.

Recently, on May 14, 2012, Emera Inc. (“Emera”) converted 12 million subscription receipts that were issued to Emera in December 2010, and APUC received $60 million in proceeds from the conversion for use to partially fund the acquisition.

In addition, Liberty Utilities recently received commitments for a US$225 million private placement debt financing. The notes are senior unsecured with an average life maturity of over ten years and a weighted average coupon of 4.38%. Liberty Utilities will use $135 million of the proceeds from the notes to partially fund the acquisition of the New Hampshire utilities. The remaining proceeds will be used for the previously announced acquisition of regulated natural gas distribution utility assets located in Missouri, Iowa, and Illinois expected to occur early in the third quarter of 2012. The closing of the debt financing is expected to coincide with the respective closings of the acquisitions.

“We are very pleased to have achieved this milestone in the growth of our regulated utilities business, and look forward to the expansion of our presence in the State of New Hampshire”, commented Chief Executive Officer Ian Robertson. Our transition teams have been busy preparing for the approval and transition of the businesses to operate as Liberty Utilities. We have augmented the existing New Hampshire operations group and are ready to provide the high quality, local and responsive service to New Hampshire that Liberty Utilities’ customers across the U.S. have come to expect.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 42 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APCo will be expanding its wind generating footprint into the United States pursuant to a previously announced agreement to acquire 245 MW of wind generating facilities across four States. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

For further information: Contact: Algonquin Power & Utilities Corp. Kelly Castledine Investor Relations (905) 465-4500